MG Capital Issues Letter to HC2 Stockholders

__Believes the Board Has Allowed Chronic Mismanagement, Reckless Decision-Making, and Rampant Self-Dealing to Destroy Hundreds of Millions of Dollars in Stockholder Value__

__Contends That Philip Falcone and the Incumbent Directors Lack the Discipline, Focus and Vision to Help HC2 Avert Complete Financial Ruin__

__Outlines the Five Pillars of a Fresh Strategy for Reducing Excessive Corporate Overhead, Optimizing HC2's Underperforming Portfolio and Returning Capital to Stockholders__

__Urges Stockholders to Vote on the GREEN Consent Card For Our Six World-Class Nominees, Each of Whom Possess the Expertise and Skills That Can Support the Implementation of a Value-Enhancing Strategic Plan__

__Warns Stockholders to Not be Misled by the Board's Low-Road Smear Campaign or its Absurd Claim That HC2 Can Simply "Pivot" to Become a "Growth and Innovation Company"__

NEW YORK – BUSINESSWIRE – MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we"), a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 6% of the Company's outstanding shares, today issued the below letter to stockholders in support of its proposals to remove the entire Board of Directors and install its six highly-qualified director candidates with exceptional experience and relevant expertise.

We are asking stockholders to consent to our proposals to remove and replace HC2's Board of Directors by voting on the **GREEN** consent card. We urge you <u>sign</u>, <u>date</u> and <u>return</u> your **GREEN** consent card today. Please return each and every **GREEN** consent card you receive. Do not return any white revocation card sent to you, even as a protest vote against the current Board.

The full text of our letter to stockholders is below. To learn more about our case for change and how to consent, visit www.ABetterHC2.com.

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April 7, 2020

Fellow Stockholders:

MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we"), a private investment entity that exclusively invests the personal capital of Michael Gorzynski, owns more than 6% of the outstanding common stock of HC2 Holdings, Inc. ("HC2" or the "Company"). Our common stock position is larger than the combined holdings of Chief Executive Officer Philip Falcone and all five other members of the Board of Directors (the "Board"). Because we are so closely aligned with you, we are writing to you today in connection with our solicitation of your written consent to reconstitute HC2's misaligned and underperforming Board with our six highly-qualified director candidates.

After attempting to establish a productive dialogue with Mr. Falcone and the Board this past winter, it became clear to us that HC2's current leadership lacks the independence, discipline, focus and vision needed to properly unlock the value trapped within the Company's underperforming assets. We also found it deeply troubling that Mr. Falcone appears to exert a disproportionate level of control over nearly all aspects of HC2's corporate governance, including when it comes to matters related to his own compensation and related party transactions involving his affiliates. The more we analyzed and studied

HC2, the more convinced we became that wholesale change is needed atop the Company in order for stockholders' best interests to finally be prioritized.

We are now asking you to consent to all three of our proposals on the **GREEN** consent card by voting for the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal. By taking this action, you can help remove the ineffective directors appointed during Mr. Falcone's tenure and completely refresh the Board with the following exceptional nominees: George Brokaw, Kenneth Courtis, Michael Gorzynski, Robin Greenwood, Liesl Hickey and Jay Newman. We urge you <u>sign</u>, <u>date</u> and <u>return</u> your filled out **GREEN** consent card today.

<u>We Believe That HC2 Has Never Been Run For the Benefit of Stockholders Since Mr. Falcone Took Over in 2014</u>

We contend that a brief review of HC2's history shows that the Company has simply been Mr. Falcone's controlled investment vehicle following his ban from the securities industry in 2013.[1] Once the Securities and Exchange Commission (the "SEC") prevented him from managing capital via his hedge fund business, he positioned HC2 to become his publicly-traded investment holding company. By May 2014, he was Chief Executive Officer and Chairman of a three-member Board that was completely ill-equipped to challenge his poor decisions or prioritize stockholders' best interests. The wheels were in motion on HC2, which may as well stand for *Harbinger Capital 2*.

While Mr. Falcone and his allies in the boardroom have profited handsomely over the past six years, *<u>the Company has lost hundreds of millions of dollars in value for stockholders while consistently underperforming its peers and relevant equity indices over numerous time horizons</u>*. We believe the record shows that excessive corporate spending, reckless and self-serving transactions, and insufficient corporate governance have been the hallmarks of HC2 throughout its history. Unfortunately, it appears the impact of this mismanagement and self-dealing has finally pushed the Company to the brink of financial ruin – not the "pivot" point the Board is suggests.

<u>We Believe the Incumbent Board Has Put HC2 on a Path to Bankruptcy</u>

The Board has not only failed to articulate and execute a credible strategy over the years, but it has been unable – or unwilling – to curtail Mr. Falcone's value-destructive tendencies. HC2's debt-fueled acquisition spree has increased leverage at the holding company level to *15x the Company's current market capitalization*, putting stockholders at risk of being wiped out in a bankruptcy.[2] In addition, the Company's excessive management compensation, high real estate costs and concerning related party transactions involving Harbinger Capital Partners ("Harbinger") have caused expenses as a percentage of equity value to swell to approximately 30%.[3] These self-inflicted wounds are now compounded by HC2's declining revenues and the economic overhang of the COVID-19 pandemic.

We believe the record shows that the Board has been derelict for far too long when it comes to demanding accountability and vetoing anti-stockholder decisions. This falls squarely on the incumbent directors:

- **Wayne Barr, Jr. –** We believe Wayne Barr, Jr., who previously served as Lead Director after joining the Board in 2014, has failed to check Mr. Falcone's actions over the past six years. Mr. Barr has even lost the support of Glass Lewis & Co., who has not considered him "independent" since 2015. In addition, he lacks any stated expertise in insurance, energy, marine services and other sectors to which HC2 is heavily financially exposed. Mr. Barr was also listed as a reporting person in a Singer family representative's recent 13D filing that opposed our efforts to reconstitute HC2's Board with credible, experienced and qualified individuals.[4]

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[1] Securities and Exchange Commission press release dated August 19, 2013 (link here).
[2] Bloomberg; HC2's holding company debt relative to its equity market capitalization at the close of trading on April 3, 2020.
[3] HC2 Holdings, Inc., Bloomberg; HC2's total corporate expenses for 2019 were approximately $21.9 million.
[4] 13D filing by Julian D. Singer on April 7, 2020.

- **Philip Falcone** – We contend that Mr. Falcone is the primary catalyst of the Board's ineffectiveness and hands-off oversight approach. After becoming Chairman of what was HC2's three-member Board in 2014, Mr. Falcone gradually added directors that have been either tied to him or unwilling to act as an impartial check on his reckless decisions. We believe he constructed the Board in a manner that would insulate him from real accountability and the consequences typically associated with the mismanagement of a public company. It is also worth noting that since Mr. Falcone's Board tenure began, HC2 has delivered abysmal total stockholder returns ("TSR") over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.[5]

- **Warren Gfeller** – We are concerned that Warren Gfeller, who was just recently named interim non-Executive Chairman after serving on the Board since 2016, was on the Board of Directors of Zapata Corporation prior to that company becoming Harbinger Group. We also question why HC2 would suddenly put Mr. Gfeller in his new role given his lack of stated expertise in broadcasting, construction, insurance and other sectors that HC2 has financial exposure to. We also believe it is notable that long-term TSR is approximately -94% at Crestwood Equities Partners LP (NYSE: CEQP) since Mr. Gfeller became a director at that company in 2013.[6]

- **Lee Hillman** – We feel Lee Hillman, who has been a director for nearly four years, is completely unfit for service on the Board. He was Chairman and Chief Executive Officer at Bally Total Fitness prior to its bankruptcy and during the period in which the SEC ultimately focused on during its investigation of the entity's suspect accounting practices.[7] We also wonder whether there is a past affiliation between Mr. Hillman and Mr. Falcone given Harbinger's role in Bally's restructuring.[8]

- **Robert Leffler, Jr.** – We question why Robert Leffler, Jr., who has been on the Board since 2014, remains a director today. There is no evidence that he checked Mr. Falcone's whims during the period in which he was Lead Director from June 2016 through February 2020 before he was abruptly replaced by Wayne Barr for a few weeks in March as Lead Director. Moreover, he lacks stated expertise in areas such as construction, insurance, life sciences and marine services. We are also troubled by the fact that Mr. Leffler's connections to Mr. Falcone date back to his directorship at Harbinger Group, reinforcing he was never truly independent.[9]

- **Julie Springer** – While we are very supportive of diversity on the Board, we are disappointed that HC2 hastily added a female member 6 years into its existence and 3 years after being publicly criticized by both major proxy advisory firms. We also feel compelled to question what contributions Ms. Springer – a marketing executive at an oligopoly rating agency – can be expected to bring to a holding company focused primarily on business-to-business and industrial opportunities.

As stockholders look to the future, we question how anyone can trust Mr. Falcone and the incumbent Board to credibly execute a value-enhancing turnaround. Five of these individuals dismissed and ignored stockholder concerns for years prior to MG Capital's recent engagement and campaign for change. Does anyone believe that the current Board will focus on stockholder concerns if they remain in power? Fortunately, stockholders do not need to risk their capital on these directors any longer.

We Have Nominated a Slate of World-Class Director Candidates to Reconstitute HC2's Board and Oversee the Implementation of a Superior Strategy

MG Capital's slate of impressive director candidates – George Brokaw, Kenneth Courtis, Michael Gorzynski, Robin Greenwood, Liesl Hickey and Jay Newman – possess the exact expertise and

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[5] Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Percy Rockdale 13D was filed with the Securities and Exchange Commission. TSR assumes dividends reinvested.

[6] Bloomberg; TSR reflects share price and performance up until December 31, 2019.

[7] Securities and Exchange Commission press release dated February 28, 2008 (link here).

[8] Reuters, "Bally noteholders back Harbinger restructuring plan," August 16, 2007 (link here).

[9] HC2 Holdings 2019 Proxy Statement.

experience that HC2 needs during this critical period. They have strong backgrounds investing in the types of companies and operating the types of businesses that HC2 is presently invested in. Moreover, our nominees have deep knowledge of insurance, energy, telecommunications, investment management, operational turnarounds, debt restructurings and regulatory affairs—all areas that will support our transition plan and long-term strategy. We urge you to make a direct comparison between our candidates and the failed sitting directors, and then pick the people best suited to guide HC2 – *your company* – into the future.

In contrast to the incumbent Board, our slate has a compelling, executable vision for value creation that is built on the following strategic pillars:

1. **Rigorous Expense Reductions** – High annual overhead continues to hinder HC2, representing nearly ~$4 per share in present value today. If elected, our nominees will implement targeted expense management initiatives to cut down on excessive management and Board compensation, unnecessarily high real estate costs, questionable related party transactions involving Mr. Falcone's affiliated entities and other inefficiencies causing HC2 to run up millions of dollars per year in expenditures.

2. **Systematic Debt Management** – HC2 has a staggering $400 million in holding company debt due at the end of 2021. If elected, our nominees will work to carry out an orderly and pragmatic monetization of certain non-core assets in order to help fund the paydown of debt. The capital derived from reducing corporate overhead can also fund payments. Our nominees possess significant credibility and strong relationships with numerous financial institutions, enabling them to help explore as-needed refinancing paths that are perhaps unavailable to HC2 under its current leadership.

3. **Recovering Misallocated Gains** – A growing number of HC2 stockholders have concerns about Board-sanctioned waste and excess. If elected, our nominees intend to set up a special committee focused on asset recovery. This committee would investigate inappropriate and potentially illegal renumerations linked to related party payments, compensation and questionable transactions. Jay Newman, formerly of Elliott Management, has significant asset recovery and related litigation experience that would be highly additive to any Board committee seeking to recover misallocated gains.

4. **Portfolio Optimization –** HC2 lacks any semblance of discipline or structure when it comes to its "roll the dice" investment strategy. Any objective evaluation of the Company's current portfolio shows a crop of underperforming assets that are either stagnating or being mismanaged by Mr. Falcone. Fortunately, our nominees see a clear opportunity to streamline the asset base through targeted split-offs, spin-offs and tactical divestitures as assets scale. If elected, our nominees intend to establish true guardrails and governing principles around the Company's holdings, ensuring there is a strict focus on businesses that are able to generate free cash flow and do not have significant capital needs.

5. **Disciplined Deployment of Capital –** The misallocation of capital under Mr. Falcone has cost HC2's investors a great deal of value and led the Company down a potentially perilous path. If elected, our nominees will work to put an end to this value destruction by returning capital to both creditors and stockholders (at their option). We would only deploy excess capital toward opportunistic investments once the Company is stabilized and stockholders have the option to divest of their shares at a superior price to today's valuation.

We firmly believe that our nominees will be excellent stewards of stockholders' capital if they are elected to the Board. Their backgrounds at entities such as Third Point, Elliott Management, Goldman Sachs, Lazard, Harvard Business School, Ascent Media and other top institutions serve as a tremendous foundation for board service at a publicly-traded diversified holding company. In the days to come, we will be sharing our detailed plan and strategy to illustrate in great detail how our nominees will work to unlock a better HC2.

We Urge Stockholders to Avoid Being Misled by HC2's Low-Road Campaign and Vote For Our World-Class Nominees on the GREEN Consent Card

We encourage all stockholders to see through HC2's low-road campaign to miscast us as a "hedge fund" and obfuscate key facts about our engagement to date. In our view, this is nothing more than a dishonest attempt to distract from HC2's indefensible record of losses and value destruction under the control of Mr. Falcone and his boardroom allies. Upon objectively assessing the Board's proposed path forward relative to ours, we believe stockholders will conclude that our nominees are far more likely to deliver a better HC2. They are prepared to bring a Fortune 100 mentality, mindset and outlook to a Board that has been lacking credibility and has failed to effectively manage the Company's balance sheet or provide effective oversight of its Chief Executive Officer.

We urge HC2 stockholders to consent to all three proposals on the GREEN consent card and return it in your postage-paid envelope provided. The consent deadline is May 7, 2020.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PROTECT YOUR INVESTMENT. SIGN, DATE AND RETURN YOUR FILLED OUT GREEN CONSENT CARD TODAY.

As a reminder, learn more about our case for change and sign up for updates at www.ABetterHC2.com.

Sincerely,
Michael Gorzynski

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FORWARD-LOOKING STATEMENTS

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations. Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption "Risk Factors" in Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2020. Any forward-looking statements should be considered in light of those risk factors. MG Capital cautions readers not to rely on any such forward-looking statements, which speak only as of the date they are made. MG Capital disclaims any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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